SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
BELLSOUTH SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

BellSouth Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023	17

 Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
BellSouth Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BellSouth Savings and Security Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BellSouth Savings and Security Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2018.

San Antonio, Texas
June 24, 2024

BellSouth Savings and Security Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31,
	2023	2022
ASSETS
Investment in AT&T Savings Group Investment Trust	$557,524	$594,228
Investments at fair value	1,721,348	1,493,271
Total Investments (See Note 4)	2,278,872	2,087,499

Notes receivable from participants	49,318	48,545
Participant contributions receivable	6	199
Employer contributions receivable	2	70
Due from broker for securities sold	409	224
Interest receivable	—	8
Total Receivables	49,735	49,046

Total Assets	2,328,607	2,136,545

LIABILITIES
Administrative expenses payable	1,111	906
Total Liabilities	1,111	906

Net Assets Available for Benefits	$2,327,496	$2,135,639

See Notes to Financial Statements.

BellSouth Savings and Security Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2023
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2022	$2,135,639
Changes in Net Assets:
Contributions:
Participant contributions	56,885
Employer contributions	14,465
Rollover contributions	3,468
74,818

Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	21,785
Dividends	10,345
Net appreciation in fair value of investments	288,429
320,559

Interest income on notes receivable from participants	2,768

Distributions	(205,767)
Administrative expenses	(1,218)

Net Increase Before Transfers	191,160

Transfer from AT&T Retirement Savings Plan	697

Net Increase After Transfers	191,857

Net Assets Available for Benefits, December 31, 2023	$2,327,496

See Notes to Financial Statements.

BellSouth Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTION

The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund, International Stock Fund, AT&T Total Return Bond Fund and AT&T U.S. Stock Fund. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan’s assets, known as the BellSouth Savings and Security Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.

During 2023 and 2022, participants could invest their contributions in one or more of fifteen funds in 1% increments:

• AT&T Shares Fund	• Indexed Stock Fund
• Bond Fund	• Russell 1000 Growth Index
• Balanced Fund ***	• LifePath Funds (based on retirement date)
• AT&T Stable Value Fund *	• Small and Mid-Sized U.S. Stock Index Fund
• AT&T Total Return Bond Fund *	• International Stock Index Fund
• Total U.S. Stock Market Index Fund	• AT&T International Stock Fund *
• AT&T U.S. Stock Fund *	• Warner Bros. Discovery Stock Fund **
* Investment fund option of the Group Trust
** Effective as of market close on April 8, 2022, the Warner Bros. Discovery Stock Fund was added to the Plan as a result of the sale of the WarnerMedia business. Effective as of market close on April 10, 2023, the fund was removed from the Plan.
*** Effective as of market close on October 31, 2022, the Balanced Fund ceased to exist as an investment option.

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2023, Plan participants elected to receive $678 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

On April 8, 2022, AT&T completed the separation and distribution of its WarnerMedia business, and merger of a wholly-owned subsidiary of AT&T formed to hold the WarnerMedia business, with a subsidiary of Discovery, Inc. The transaction resulted in the creation of a new Warner Bros. Discovery Stock Fund in the Plan to hold the new Warner Bros. Discovery common stock received as part of the transaction. The fund remained in the Plan as a temporary investment option until it was removed from the Plan on April 10, 2023.

Administrative Expenses Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other expenses considered reasonable by the Plan administrator. Investment manager fees are charged through the applicable investment option. Administrative fees are divided on a pro rata basis among investment options of the participant. An additional fee is charged to individual participants for various services provided by the Plan’s recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value except those investments that are fully benefit responsive which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e. mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values (NAV) of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022. See Note 4 for fair value hierarchy for the Group Trust’s and Plan’s investments.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 4. INVESTMENTS

The Plan held investments in its own trust and in the Group Trust as of December 31, 2023 and 2022.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets, other than the Plan’s investment in the Group Trust, at fair value as of December 31, 2023:

	Plan Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
AT&T common stock	149,969	—	—	149,969
Mutual funds or exchange-traded funds	1,792	—	—	1,792
Total assets in fair value hierarchy	$151,761	$—	$—	$151,761

Common/collective trusts measured at net asset value:
U.S. index stock fund[1]				722,351
International index stock fund[2]				77,376
Asset allocation funds[3]				769,860
Total assets at fair value				$1,721,348

1    This category includes common/collective trust funds with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500®”), the Russell 1000 Index, the Dow Jones U.S. Completion Total Stock Market Index and the Dow Jones U.S. Total Stock Market Index. There are currently no redemption restrictions on these investments.
2     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.
3    This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets, other than the Plan’s investment in the Group Trust, at fair value as of December 31, 2022:

	Plan Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
AT&T common stock	$171,375	$—	$—	$171,375
Warner Bros. Discovery common stock	18,275	—	—	18,275
Mutual funds or exchange-traded funds	2,136	—	—	2,136
Total assets in fair value hierarchy	$191,786	$—	$—	$191,786

Common/collective trusts measured at net asset value:
U.S. index stock fund[1]				530,308
International index stock fund[2]				64,024
Asset allocation funds[3]				707,153
Total assets at fair value				$1,493,271

1    This category includes common/collective trust funds with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500®”), the Russell 1000 Index and the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on these investments.
2     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.
3    This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The Plan’s interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2023.

	AT&T Total Return Bond Fund		AT&T U.S. Stock Fund		AT&T International Stock Fund		AT&T Stable Value Fund		Group Trust
	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	Total
Foreign cash	$8,628	$174	$3	$—	$721	$20	$—	$—	$9,546
Mortgage-backed securities	858,636	17,317	—	—	—	—	—	—	875,953
Corporate debt	912,553	18,404	—	—	—	—	—	—	930,957
Government securities	354,896	7,158	—	—	—	—	—	—	362,054
Common/collective trust funds	751,945	15,165	2,486,623	17,677	370,326	9,697	—	—	3,651,433
Equities	—	—	424,919	3,021	123,368	3,230	—	—	554,538
Futures	6,770	137	—	—	—	—	—	—	6,907
Registered investment companies	11,080	223	29,718	211	2,021	53	145,894	13,378	202,578
Group Trust investments at fair value	2,904,508	58,578	2,941,263	20,909	496,436	13,000	145,894	13,378	6,593,966
Unsettled trades/other	(527,609)	(10,641)	(146)	(1)	1,048	27	(1,280)	(117)	(538,719)
Fully benefit-responsive investments contracts valued at contract value	—	—	—	—	—	—	5,042,524	462,391	5,504,915
Group Trust net assets	$2,376,899	$47,937	$2,941,117	$20,908	$497,484	$13,027	$5,187,138	$475,652	$11,560,162

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan’s interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2022.

	AT&T Total Return Bond Fund		AT&T U.S. Stock Fund		AT&T International Stock Fund		AT&T Stable Value Fund		Group Trust
	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	Total
Interest bearing cash	$46,011	$667	$—	$—	$—	$—	$—	$—	$46,678
Foreign cash	9,893	143	3	—	236	7	—	—	10,282
Mortgage-backed securities	574,570	8,325	—	—	—	—	—	—	582,895
Corporate debt	933,234	13,522	—	—	—	—	—	—	946,756
Government securities	346,949	5,027	—	—	—	—	—	—	351,976
Common/collective trust funds	784,199	11,363	2,173,524	13,291	342,788	8,407	—	—	3,333,572
Equities	—	—	359,690	2,200	124,022	3,042	—	—	488,954
Futures	(1,447)	(21)	—	—	—	—	—	—	(1,468)
Registered investment companies	26,054	378	29,794	182	3,780	92	215,181	18,677	294,138
Group Trust investments at fair value	2,719,463	39,404	2,563,011	15,673	470,826	11,548	215,181	18,677	6,053,783
Unsettled trades/other	(405,623)	(5,878)	(28)	—	1,328	33	(803)	(70)	(411,041)
Fully benefit-responsive investments contracts valued at contract value	—	—	—	—	—	—	5,931,713	514,841	6,446,554
Group Trust net assets	$2,313,840	$33,526	$2,562,983	$15,673	$472,154	$11,581	$6,146,091	$533,448	$12,089,296

Net Appreciation in Fair Value of Group Trust Investments and
Total Investment Income for the Year Ended December 31, 2023

Group Trust
Net appreciation in fair value of Group Trust Investments	$675,806
Investment Income:
Interest	224,317
Dividends	14,222
Less: investment management expenses	(8,927)
Net investment income of Group Trust Investments	$905,418

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
 The following tables sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2023 and 2022:

	Group Trust Assets at Fair Value December 31, 2023
	Level 1	Level 2	Level 3	Total
Corporate debt	$—	$930,835	$122	$930,957
Mortgage-backed securities	—	875,953	—	875,953
Interest bearing cash	—	—	—	—
Foreign cash	9,546	—	—	9,546
Equities	554,538	—	—	554,538
Futures	6,907	—	—	6,907
Registered investment companies	202,578	—	—	202,578
Government securities	—	362,054	—	362,054
Total assets in fair value hierarchy	$773,569	$2,168,842	$122	$2,942,533

Investments measured at net asset value
U.S. common/collective trusts[1]				3,231,926
International common/collective trusts[2]				171,122
103-12 investments[3]				208,901
Non-publicly traded registered investments companies[4]				39,484
Total assets at fair value				$6,593,966

1     The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. The objective of the common/collective trust funds held in the AT&T Total Return Bond Fund is to deliver diversified exposure to the fixed income market as represented by the Bloomberg Barclays Aggregate Index. There are currently no redemption restrictions on these investments.
2     The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S., MSCI Emerging Markets Net Dividend Index, MSCI Australia Index and MSCI Canada Index. There are currently no redemption restrictions on these investments.
3     The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. that invest in both developed and emerging countries. These funds have redemption restrictions limited to daily and monthly settlement.
4     These are non-publicly traded registered investment companies, consisting of a short-term floating rate portfolio plus publicly-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates. There are currently no redemption restrictions on this investment.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

	Group Trust Assets at Fair Value December 31, 2022
	Level 1	Level 2	Level 3	Total
Corporate debt	$—	$946,688	$68	$946,756
Mortgage-backed securities	—	582,895	—	582,895
Interest bearing cash	38,327	8,351	—	46,678
Foreign cash	10,282	—	—	10,282
Equities	488,954	—	—	488,954
Futures	(1,468)	—	—	(1,468)
Registered investment companies	294,138	—	—	294,138
Government securities	—	351,976	—	351,976
Total assets in fair value hierarchy	$830,233	$1,889,910	$68	$2,720,211

Investments measured at net asset value
U.S. common/collective trusts[1]				2,970,815
International common/collective trusts[2]				147,209
103-12 investments[3]				203,986
Non-publicly traded registered investments companies[4]				11,562
Total assets at fair value				$6,053,783

1     The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. The objective of the common/collective trust funds held in the AT&T Total Return Bond Fund is to deliver diversified exposure to the fixed income market as represented by the Bloomberg Barclays Aggregate Index. There are currently no redemption restrictions on these investments.
2     The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S., MSCI Emerging Markets Net Dividend Index, MSCI Australia Index and MSCI Canada Index. There are currently no redemption restrictions on these investments.
3     The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. that invest in both developed and emerging countries. These funds have redemption restrictions limited to daily and monthly settlement.
4     These are non-publicly traded registered investment companies, consisting of a short-term floating rate portfolio plus publicly-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates. There are currently no redemption restrictions on this investment.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments

In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Group Investment Trust to the extent of the Plan’s ownership in the Group Trust. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

At December 31, 2023 and 2022, the fair value of derivative financial instruments held by the Group Trust was not material.

Futures Contracts

The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the Group Trust, investment managers enter into various futures contracts to economically hedge investments. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2023 and 2022 were used primarily to hedge and manage the duration risk of the portfolio.

Foreign Currency Contracts

The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts. The contracts are recorded at fair value on the date the contract is entered into, which is typically zero.

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investments held by the Stable Value Fund as of December 31, 2023 and 2022 include Synthetic GICs which are fully benefit-responsive investment contracts. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
Traditional Guaranteed Investment Contracts (“Traditional GICs” also known as “General Account GICs”) are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Interest Bearing Cash

At December 31, 2023 and 2022, the Plan held approximately $515 and $551, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk

Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

The Plan may, at the discretion of the Plan’s participants, invest in the Company’s common stock. The Plan held 8,937,376 and 9,308,786 shares of the Company’s common stock in the AT&T Shares Fund as of December 31, 2023 and 2022, respectively. Dividends earned by the Plan on the Company’s common stock were $9,638 for the year ended December 31, 2023.

Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan and Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2023	2022
Net Assets Available for Benefits per the financial statements	$2,327,496	$2,135,639
Distributions payable to participants	(500)	(277)
Net Assets Available for Benefits per the Form 5500	$2,326,996	$2,135,362

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2023:

Distributions to participants per the financial statements	$205,767
Distributions payable to participants at December 31, 2022	(277)
Distributions payable to participants at December 31, 2023	500
Distributions to participants per the Form 5500	$205,990

BELLSOUTH SAVINGS AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Common Stocks
* AT&T INC	8,937,376 SHARES	149,969

Mutual Funds or Exchange-Traded Funds
DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97: 1,792,072 UNITS	1,792

U.S. Index Stock Funds
* NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 15,000 UNITS	272,100
* BLACKROCK RUSSELL 1000 INDEX FUND	COMMON/COLLECTIVE TRUST FUND: 5,572,539 UNITS	333,170
* EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 790,308 UNITS	82,348
* BGI US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 193,929 UNITS	34,733
Total U.S. Index Stock Funds		722,351

International Index Stock Fund
* BGI MSCI ACWI EX-US INDEX	BGI MSCI ACWI EX-US INDEX SUPERFUND F: 2,325,184 UNITS	77,376

Asset Allocation Funds
* LIFEPATH 2065 FUND	BLACKROCK INSTITUTIONAL TRUST CO NA INVT: 51,672 UNITS	760
* LIFEPATH 2060 FUND	BLACKROCK INSTITUTIONAL TRUST CO NA INVT: 9,315 UNITS	191
* LIFEPATH INDEX 2055 FUND	COMMON/COLLECTIVE TRUST FUND: 11,040 UNITS	389
* LIFEPATH INDEX 2050 FUND	COMMON/COLLECTIVE TRUST FUND: 296,790 UNITS	8,025
* LIFEPATH INDEX 2045 FUND	COMMON/COLLECTIVE TRUST FUND: 2,332,556 UNITS	75,363
* LIFEPATH INDEX 2040 FUND	COMMON/COLLECTIVE TRUST FUND: 5,421,203 UNITS	181,820
* LIFEPATH INDEX 2035 FUND	COMMON/COLLECTIVE TRUST FUND: 6,053,322 UNITS	177,673
* LIFEPATH INDEX 2030 FUND	COMMON/COLLECTIVE TRUST FUND: 4,358,799 UNITS	128,449
* LIFEPATH INDEX 2025 FUND	COMMON/COLLECTIVE TRUST FUND: 2,563,470 UNITS	65,566
* LIFEPATH INDEX RETIREMENT FUND	COMMON/COLLECTIVE TRUST FUND: 5,290,043 UNITS	131,624
Total Blended Equity & Debt Funds		769,860

BELLSOUTH SAVINGS AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

* Notes Receivable from Participants	4.25% - 10.50%	49,318

Total		$1,770,666

* Party-in-Interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Sabrina Sanders
Sabrina Sanders
Senior Vice President, Chief Accounting Officer and Controller
Date: June 24, 2024

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm